SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 22, 2006

Commission File No. 000-50790

SUPERCOM, LTD.

Sagid House “Hasharon Industrial Park”
P.O.B 5039,
Qadima 60920
Israel
(011) +972-9-8890800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SuperCom, Ltd.

Form 6-K

Unregistered Sale of Equity Securities

SuperCom, Ltd. (the “Company”) has sold units (“Units”), consisting of (i) convertible bonds (the “Offered Bonds”) and (ii) warrants (the “Offered Warrants”) to purchase 625,000 ordinary shares, at an exercise price of $0.85 per share, in a private placement to a single investor (the “Purchaser”) for an aggregate purchase price of $2,500,000 (the “Financing”). In addition, Special Situation Funds (“SSF”), who are existing shareholders of the Company, have elected to exercise their preemptive rights and have purchased substantially similar Units from the Company for an aggregate purchase price of $656,566. The issuance of the Offered Bonds and the Offered Warrants was made in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, including Regulation D.

The Offered Bonds will mature three (3) years from the date of issuance and will pay interest at a net rate of 8% per annum. Subject to certain redemption provisions, the Offered Bonds may be converted at any time, at the option of the Purchaser, into the Company’s ordinary shares, at a conversion price of $0.85 per share. The Offered Bonds are 100% callable, at the Company’s option, during the 7 days immediately preceding the 15-month anniversary of their issuance. Upon receipt of a redemption notice, the Purchaser may convert up to 50% of the then remaining principal amount of the Offered Bonds into the Company’s ordinary shares, at a conversion price of $0.85 per share, subject to standard adjustments for stock dividends, stock splits, reclassification and similar events. Any amount not converted by the Purchaser will be redeemed by the Company in exchange for payment of (i) the remaining principal amount, (ii) a redemption premium equal to fifteen percent (15%) of the remaining principal amount, and (iii) any accrued but unpaid interest due on such remaining principal amount.

The Offered Warrants have a term of five (5) years and contain standard adjustments of exercise price for stock dividends, stock splits, reclassification and similar events.

The ordinary shares underlying the Offered Bonds and Offered Warrants have not been registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. In connection with the transaction, the Company entered into the following agreements with the Purchaser: (i) a Subscription Agreement, dated as of November 16, 2006 (the “Purchase Agreement”); and (ii) a Registration Rights Agreement, dated as of November 16, 2006 (the “Registration Rights Agreement”). The financing was closed on November 17, 2006.

Pursuant to the Purchase Agreement, the Purchaser was granted the right, for 15 months following the closing of the Financing and subject to certain limitations, to participate in future issuances of the Company’s capital stock or securities (a “Subsequent Issuance”) up to an amount which would permit the Purchaser to maintain its fully-diluted percentage equity ownership at the same level existing prior to the Subsequent Issuance (after giving effect to such Subsequent Issuance). The terms and conditions set forth in the Subscription Agreement, dated as of November 20, 2006, between the Company and SSF (the “SSF Purchase Agreement”) are substantially similar to the terms and conditions set forth in the Purchase Agreement.

Pursuant to the Registration Rights Agreement, the Company has granted the Purchaser up to two (2) demand registration rights (provided that the anticipated aggregate offering amount of each registration exceeds $750,000) (each, a “Demand Right”) and standard piggyback registration rights. The Company and SSF have also entered into a Registration Rights Agreement, dated as of November 20, 2006 (the “SSF Registration Rights Agreement”). The SSF Registration Rights Agreement differs from the Registration Rights Agreement in a number of ways. Most significantly, pursuant to the SSF Registration Rights Agreement, the Company has agreed to permit SSF to accelerate a portion of their Offered Bonds in the event that certain deadlines for (1) filing a registration statement in response to a Demand Right and (2) obtaining effectiveness on such registration statement are not met.

The description of the terms and conditions of the Purchase Agreement, the Registration Rights Agreement, the SSF Purchase Agreement, and the SSF Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of each of the Purchase Agreement, the Registration Rights Agreement, the SSF Purchase Agreement, and the SSF Registration Rights Agreement, which is attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and is incorporated herein by reference.

Other Information

On November 21, 2006, the Company issued a press release announcing the Financing. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer Date: November 22, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Purchase Agreement dated November 16, 2006
10.2	Registration Rights Agreement dated November 16, 2006
10.3	SSF Purchase Agreement dated November 20, 2006
10.4	SSF Registration Rights Agreement dated November 20, 2006
99.1	Announcement dated November 21, 2006